Exhibit 2.2
Memorandum of Understanding ("MoU") dated 23 February 2017
The Parties refer to a share purchase agreement dated 2 February 2017 in relation to the sale and purchase regarding issued shares in the capital of Staples Solutions B.V. by Staples Cyprus Intermediary Holdings Limited as seller to Promontoria Holding 192 B.V. as purchaser (the "SPA"). Capitalised terms used in this MoU that are not defined in this MoU have the meaning ascribed thereto in the SPA.
The Parties wish to confirm their joint understanding as follows:

1.
To the extent cash is paid into (or would be required to be paid into) a Group Company (or cash is otherwise held by such Group Company in a bank account of such Group Company or in the “in house bank” to the account of such Group Company) to ensure that such Group Company will not be Insolvent, such cash will not qualify as “Cash”.

2.
To the extent cash is paid into a Group Company and such cash is used to settle intragroup loans or negative in-house bank balances at or immediately prior to Completion, such cash will not be excluded from the definition of Cash solely as a result of such use (it being acknowledged and agreed that such cash will only be treated as Cash to the extent such cash otherwise qualifies as Cash).

3.
The existence of liabilities of the Group Companies, including those contemplated by Clauses 4.2.2 through 4.2.8 of the SPA, does not, in and of itself, make any Cash intended or needed to pay such liabilities Restricted Cash as a result of (i) the 'restrictions or limitations' language in paragraph (b) of the Restricted Cash definition or (ii) 'not available for the free use by a Group Company' language of paragraph (d) of the Restricted Cash definition, but only to the extent such Cash is otherwise freely available to satisfy such liabilities as of immediately following Completion (provided that the use of such Cash to satisfy such liabilities would not render any Group Company Insolvent).

4.
Without prejudice to any rights of the Purchaser to adopt resolutions on distributions from time to time after Completion, for the purpose of calculating the amount of Unrestricted Cash as at the Measurement Time, the 'its immediate repatriation to the Purchaser' language in paragraph (b) of the definition of Restricted Cash is not intended to require all Cash to be freely distributable as a dividend (or similar capital reduction) to the Purchaser by the relevant Group Company for any such Cash to qualify as Unrestricted Cash.

5.
If Unrestricted Cash is lent by a Group Company to the Target through the in-house bank for the purpose of satisfying the requirement to have at least 65% of the Completion Unrestricted Cash Amount 'available' in the Group Bank Account, the amount so lent will not become Restricted Cash solely as a result of such lending; provided, that at least EUR 20,000,000 is available in the Group Bank Account other than through a loan by, or any financing involving, another Group Company and free of any other corresponding liability to allow for its free use.

6.	The Parties hereby agree to make the following amendments to the SPA:

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a.	The definition of “Completion Date” shall be deleted and replaced with the following definition:
""Completion Date" means the date on which Completion actually occurs, which shall be:

a.	27 February 2017; or

b.	such later date as agreed between the Seller and the Purchaser in writing, which shall in any event be no later than the Long Stop Date."

b.	The definition of Excluded Liabilities shall be expanded by the following new sub-paragraph q:
"all Leakage."

c.	the following definition shall be added:
""Leakage" means from and after the Measurement Time through the Completion, any direct or indirect (i) payment (in kind or otherwise), dividend or distribution declared, paid or made, return of capital, reimbursement, refund or other transfer or payment of any cash or other assets or properties (tangible or intangible) made or set aside by any Group Company to or for the benefit of any member of the Seller Group (or any officer or director thereof), whether or not pursuant to a Contract, (ii) payments made or agreed to be made by any the Target in respect of its share capital, (iii) incurrence of any Indebtedness by any Group Member, (iv) Transaction Expenses paid or incurred by a Group Company to the extent not reimbursed prior to Completion, (v) any separation, retention or termination payments paid or agreed to be paid by any Group Company to any of its employees, (vi) payment or transfer of any cash or other assets or properties (tangible or intangible) to or for the benefit of, or the entry into a transaction or Contract with, or incurrence of an obligation or Liability to, or compromise or settlement of a Liability or obligation from, any Person, or the waiver or release of any rights or obligations, in each case, if in connection therewith or as a direct or indirect result thereof any member of the Seller Group (or any officer or director thereof) obtains any direct or indirect payment, transfer of value, or other benefit that is more favourable to such member of the Seller Group (or any officer or director thereof) than it would have obtained without such payment, transfer, transaction, Contract, obligation, Liability, compromise, settlement, waiver or release (including as a result of such member of the Seller Group (or any officer or director thereof) entering into any transaction or Contract on terms more favourable to such member of the Seller Group (or any officer or director thereof) than would otherwise have been available) and (vii) Contract, agreement or arrangement to do, or any Liability or obligation of any Group Company to pay, make or do, any of the things described in the preceding clauses (i) through (vi) following Completion, other than (a) any actions to the extent necessary to complete the Legal Entity Restructuring, (b) in the Ordinary Course of trade in connection with a Global Account Related Contract and (c) actions that would be in the Ordinary Course of trade following Completion.

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d.	The definition of Measurement Time shall be deleted and replaced with the following definition:
""Measurement Time" means 23:59 local time on 25 February 2017."

e.	All references to “Completion Date” in the following provisions of the SPA shall be deleted and replaced with “Measurement Time”:

i.	the definition of “Interim Sales Proceeds Amount;”

ii.	the definition of “Other Bonus and Incentive Compensation Amount;”

iii.	Clause 4.1(f);

iv.	Clause 4.2.6;

v.	Clause 4.2.7;

vi.	Clause 4.4;

vii.	Part C of Schedule 2;

viii.	Clause 2.2 of Schedule 4; and

ix.	Clause 6.1 of Schedule 29.

f.
The Seller shall use its best efforts to complete the Legal Entity Restructuring prior to the Measurement Time and, in any event, shall complete the Legal Entity Restructuring prior to Completion. The Parties agree that, subject to the completion of the Legal Entity Restructuring, solely for the purpose of (x) determining: (i) the Indebtedness Amount; (ii) the Pension Amount; (iii) the Completion Non-Cash Working Capital Amount; (iv) the Interim Sales Proceeds Amount; (v) the Actual Unrestricted Cash Amount; and (vi) any definition related to the foregoing or referenced therein; (y) making the adjustments required pursuant to Clause 4 of the SPA; and (z) taking the actions contemplated by Schedule 2 and Schedule 4, any steps set out in the Legal Entity Restructuring and the Solvency Plan (including capital contributions) to the extent implemented following the Measurement Time and prior to Completion shall be deemed to have been completed prior to the Measurement Time.

7.
Seller shall procure that as at the Completion the Group Companies shall have, in addition to the Completion Unrestricted Cash Amount, an amount of Unrestricted Cash equal to the difference between the capital expenditure budget for the Divestment Business for the fiscal year ending January 28, 2017 as detailed at 3.3.2.29 of the Open Data Room and the actual amount spent on the capital expenditures contemplated by such budget (an amount estimated to be EUR 6,197,000).

8.
This MoU, together with the SPA (including the Schedules hereto) and the other Transaction Documents, constitutes the entire agreement, and supersedes all other prior agreements, understandings, discussions, communications, representations and

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warranties, both written and oral, between the Parties, with respect to the subject matter hereof and thereof.

9.	Except as expressly set forth in this MoU, the SPA shall remain unaltered and in full force and effect and the respective terms, conditions or covenants thereof are hereby in all respects confirmed.

10.
The provisions of clauses 25 (Assignment and Third Party Rights), 28 (Applicable Law and Arbitration) and 29 (Counterparts) of the SPA are incorporated into this MoU as if set out in full in this MoU and as if references in those clauses to "this agreement" are references to this MoU.

[signature pages to follow]

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FOR AND ON BEHALF OF:
STAPLES CYPRUS INTERMEDIARY HOLDINGS LIMITED

/s/ Thomas Keane		/s/ Christina Vgenopoulou
Name:	Thomas Keane	Name:	Christina Vgenopoulou
Title:	Managing Director	Title:	Managing Director
Date:	23 February 2017	Date:	23 February 2017

FOR AND ON BEHALF OF:
PROMONTORIA HOLDING 192 B.V.

/s/ L.C. Baaijens		/s/ J.J. van Vliet
Name:	L.C. Baaijens	Name:	J.J. van Vliet
Title:	Managing Director	Title:	Managing Director
Date:	23 February 2017	Date:	23 February 2017

FOR AND ON BEHALF OF:
STAPLES SOLUTIONS B.V.

/s/ Gordon Glover
Name:	G. Glover
Title:	Managing Director
Date:	23 February 2017

FOR AND ON BEHALF OF:
STAPLES, INC.

/s/ John Buchta
Name:	John Buchta
Title:	Treasurer
Date:	23 February 2017

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